BRASCAN

Q1 2003

STOCK SYMBOL: TSX — BNN.A / NYSE — BNN

INTERIM REPORT TO SHAREHOLDERS
FOR THE THREE MONTHS ENDED MARCH 31, 2003

	Three Months Ended March 31

UNAUDITED
US$ MILLIONS, EXCEPT PER SHARE AMOUNTS	2003	2002

		Including property	Excluding property
		disposition gains	disposition gains
Net income	$56	$63	$50
Net income per share — diluted	$0.23	$0.32	$0.24
Cash flow from operations	$130	$114	$94
Cash flow per share — diluted	$0.66	$0.62	$0.50

Fellow Shareholders: During the first three months of 2003 we continued to increase our cash flow from operations, backed by long term contracts in our power generating and real estate operations and our success in expanding our more predictable fee-based revenues within our asset management business.

We also enhanced our financial position and for the first time we are reporting in US dollars, a move that better reflects the geographic distribution of our asset base and revenues. As a result, the dollar amounts reported in this Letter to Shareholders, as well as accompanying Financial Results are in US dollars, unless otherwise noted.

In addition, our Board of Directors approved an increase in our annual dividend of Cdn$0.04 per share, bringing the quarterly dividend to Cdn$0.26 per share. The dividend will be payable August 31, 2003 to shareholders of record at the close of business on August 1, 2003.

The dividend increase reflects the Board’s decision to increase the distributions over time by an amount that relates to the increases in cash flow generated within the business, ensuring that we retain sufficient capital to expand our businesses when compelling opportunities arise, repurchase shares when they are undervalued, and continue to build our equity base in order to enhance our corporate debt ratings.

As a result of our financial strength, we remain well positioned to benefit from opportunities that may arise over the balance of the year to add to our operating businesses and maintain cash flow growth.

FINANCIAL RESULTS ON TRACK

For the three months ended March 31, 2003, we reported cash flow from operations of US$0.66 per share. Operating cash flow for the first quarter of 2002 was US$0.50 per share, excluding $20 million of gains on the sale of commercial real estate properties, and US$0.62 per share when including these gains. On a comparable basis, cash flow per share increased 32% over the first quarter in 2002.

Net income for the first quarter of 2003 was US$0.23 per share compared with US$0.32 per share in the same quarter last year. Total net income was US$56 million. This compares with US$63 million in 2002, or US$50 million when the impact of commercial property gains are excluded.

Net income prior to property disposition gains and the non-cash adjustments related to the company’s natural resource investments and gains increased to US$74 million or US$0.33 per share compared with US$51 million or US$0.24 per share in 2002.

As a result of the above, and our continued focus on building sustainable cash flows across our businesses, we are confident that we are on track to achieve our cash flow goals set out for 2003.

VALUE CREATION

During the first quarter we undertook a number of value enhancing initiatives to further our growth objectives.

•	Strengthened our financial position. We continued to utilize the low interest rate environment in the first three months of 2003 to access the capital markets and further strengthen our balance sheet, raising approximately US$570 million of capital. This included the issuance of a 30-year 7 3/8% debenture in the amount of US$250 million for the first time in the company’s history, as well as a seven year, US$200 million 5 3/4% debenture, and Cdn$175 million of preferred shares.

•	Completed the spin-off of our residential operations from our commercial property operations, creating two stronger, more focused operations. Following the announcement of the transaction, the share price of the residential operations, in which Brascan now owns a 50% direct interest, appreciated by almost 40%, and our commercial operations also increased by 12%, leading to an annualized 60% total return for investors, from these two segments of our real estate operations.

•	Proceeded with plans to streamline our operating structure. Subsequent to quarter end, we announced plans to merge Brookfield Properties with its publicly listed Canadian operation in a transaction valued at approximately US$60 million. The merger transaction, which is anticipated to close within three months following a special shareholders meeting, will further simplify our real estate ownership structure and enhances the visibility of our operations for shareholders.

•	Opened a newly constructed hydroelectric power station in Northern Ontario. The US$52 million Robert A. Dunford Generating Station was completed on time and on budget. It will be integrated with Brascan’s 15 other hydroelectric facilities in northern Ontario, creating operational efficiencies and optimizing the power generated by each power plant. The completion of this facility expands Brascan’s total generating capacity to over 1,650 megawatts and enhances our position as a key participant in the Ontario electricity markets.

•	Acquired 350,000 acres of timberlands and two low cost paper mills as a restructuring opportunity within our asset management business. Brascan was the successful bidder for the operations of Great Northern Paper in Millinocket, Maine for US$90 million, comprised of US$63 million in cash and the assumption US$27 million of debt. We believe our operational and restructuring expertise will restore the profitability of these operations and once achieved, the operations will be either sold or integrated with Nexfor’s paper operations, and with our timberland initiative.

•	Repurchased 3 million common shares of the company for cancellation during the quarter at an average price per share of US$19.55. In addition, we received approval from the securities regulators to renew our normal course issuer bid, enabling us to purchase up to 14 million Class A Limited Voting Shares from April 21, 2003 to April 20, 2004. A portion of our free cash flow will continue to be allocated to repurchase shares for value, as we continue to believe this represents one of the best uses for our excess cash flow from operations.

OPERATING BUSINESS HIGHLIGHTS

During the first quarter of 2003,we continued to focus on enhancing and strengthening the cash flows from our operating businesses.

Commercial Properties

Consistent with the general economic environment, leasing within the commercial real estate industry remained slow in the first quarter of 2003. However, our strategic focus on long-term leases to high quality office tenants insulated our results from these market conditions. In fact, as a result of the move by tenants to quality, we continue to proactively lease space to new firms looking to upgrade their premises, and also to current tenants who wish to extend their leases in our high quality properties.

These operations met all of their financial targets, and total operating income on a same property basis increased 5% year over year.

During the first quarter of 2003, we leased over 750,000 square feet of space, which represents 70% of the space contractually expiring in 2003. Our Toronto properties accounted for the strongest leasing activity in our portfolio with almost 500,000 square feet in renewals and new space leased on attractive terms. Today, our properties are 95% leased with few leases maturing over the next three years.

Power Generation

In accordance with normal weather patterns, the first quarter in our hydroelectricity business is usually slower than the balance of the year. This year was no exception, with particularly low winter water levels in Quebec and Maine. Despite this, water levels are increasing due to spring runoff and we are confident that we will achieve our operational targets set for the entire year.

Revenues remain approximately 85% contracted on a forward basis with an average contract life of 17 years.

We are active on a number of corporate development initiatives, which if they come to fruition, could add meaningfully to our power operations in the future. These opportunities are largely in the United States, and continue to be focused on hydroelectric generation, but could also include other forms of electricity generation.

Asset Management

The privatization of our financial business in 2002 has enabled us to more rapidly convert our financial business into an asset management operation, and more actively develop new products and services utilizing our operational expertise in real estate, power generation and resources. These are primarily specialized funds created in our areas of expertise, with coinvestments by institutional investors seeking alternatives to traditional debt and equity markets.

During the first quarter of 2003, we led the recapitalization of Criimi Mae, a commercial real estate mortgage company which services and owns commercial mortgage backed securities. We provided US$30 million in subordinated debt financing, acquired a 10% ownership position and arranged US$300 million in new financing for the company. We are integrating this company’s financing platform with our mezzanine real estate lending business to maximize value from these operations.

We also recently initiated the Brascan Timberland Investment Fund and recruited a well-regarded forest products executive to lead the development of the fund. In addition to the approximately 2 million acres of timberland we currently control, we expect to build a business in Canada with institutional partners, focused on the inherent characteristics of current cash flow in combination with long term capital appreciation.

We acquired 5% of the Canary Wharf Group, a U.K. listed public real estate company for investment purposes. The company owns an 86-acre commercial property development in London, England with 14 million square feet of high quality office properties either completed or under construction, substantially leased on a long-term basis. The purchases reflect our efforts to broaden the range of our investment activities within our main areas of operation.

Residential Property Operations

Our residential property operations continued to benefit from the low interest rate environment in which consumers took the opportunity to acquire new homes. Virtually all regions of our residential operations are ahead of plan with significant forward sales of lots and homes. Operating income was unseasonably strong, with results, including lot sales, close to double that of the first quarter of 2002.

At the end of the first quarter of 2003, we have contracts in place for approximately 57% of the planned closings for the year, a figure which includes net new orders during the quarter and the backlog at the end of 2002. We anticipate that this strong housing activity will continue throughout 2003 and our results from this operation will benefit accordingly.

In response to the continued strong market conditions, we have taken steps to sell inventory that is not required for our housing operation in the near term. At the end of the first quarter, our San Diego operations closed the sale of a development land parcel for net sale proceeds of US$52 million. Further sales of this nature are expected over the balance of 2003.

Investments

While Noranda’s share price decreased in the quarter, continued progress towards reduced costs, increased business synergies, and improving metal prices, are starting to positively impact Noranda’s operating results with EBITDA up 9% year over year. However, the stronger Canadian dollar, increased energy prices, a strike at one of its smelter operations and the previously announced magnesium restructuring charge, offset these improved operating results.

Our support for the initiatives underway at Noranda to increase returns, recently included the subscription for US$100 million of preferred shares, which together with a public issue of an equivalent amount, strengthened Noranda’s capital base by US$200 million.

Nexfor’s paper operations were similarly impacted by a weak economy. However, there was strong demand for oriented strandboard to fuel the North American residential building market. With OSB prices currently above trend prices, Nexfor is positioned to generate substantially higher cash flows from this segment of its operations.

IN CLOSING

We are fortunate that our focus on high quality, long term cash flow producing assets has enabled us to generate strong operating results in an otherwise, generally difficult economic environment. We will continue to broaden our reach within the real estate, power generation and asset management area and, with significant liquidity at our disposal, we are well positioned to pursue growth initiatives that may arise in the current environment.

As always, we will proceed cautiously as we continue to build Brascan’s operating base with the singular objective of delivering increased return on equity for our shareholders.

ADDITIONAL INFORMATION

A Supplementary Information Package with more detailed financial information is posted on Brascan’s web site and should be read in conjunction with this Interim Report. The Supplementary Information Package contains management’s estimates of underlying values based on cash flows on a business unit basis.

On April 29, 2003, the Board of Directors declared a quarterly common share dividend of Cdn$0.26 per share, an increase of Cdn$0.01 per share, payable August 31, 2003 to shareholders of record on August 1, 2003. Shareholders resident in the United States will receive payment in US dollars and shareholders resident in Canada will receive payment in Canadian dollars at the exchange rate on the date of record, unless elected otherwise. Information on all of the company’s common and preferred share dividends can be found on Brascan’s web site under Stock Information.

/s/ J. Bruce Flatt
President and Chief Executive Officer

April 29, 2003

Note: This Interim Report to shareholders contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “believe”, “expect”, “anticipate”, “intend”, “estimate“ and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forward in the forward-looking statements include general economic conditions, interest rates, availability of equity and debt financing and other risks detailed from time to time in the company’s 40-F filed with the Securities and Exchange Commission. The company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

This Interim Report to shareholders and accompanying consolidated financial statements make reference to cash flow from operations on a total and per share basis. Management uses cash flow from operations as a key measure to evaluate performance and to determine the underlying value of its businesses. The consolidated statement of cash flow from operations provides a full reconciliation between this measure and net income. Readers are encouraged to consider both measures in assessing Brascan’s results.

CONSOLIDATED STATEMENT OF INCOME

THREE MONTHS ENDED (UNAUDITED)	March 31	March 31
US$ MILLIONS, EXCEPT PER SHARE AMOUNTS	2003	2002

Total revenues	$667	$705

Net operating income
Commercial property operations	156	159
Power generating operations	36	32
Financial operations	50	42
Residential property operations	35	18
Investment income	20	18
Lease termination gains and other	10	47

	307	316
Expenses
Interest expense	116	114
Minority share of income before non-cash items	63	91
Other operating costs	14	13

Income before non-cash items	114	98
Depreciation and amortization	35	28
Taxes and other non-cash items	28	29
Minority share of non-cash items	(23)	(23)
Equity accounted loss	18	1

Net income	$56	$63

Net income per common share
Diluted	$0.23	$0.32
Basic	$0.24	$0.33

CONSOLIDATED STATEMENT OF CASH FLOW FROM OPERATIONS

THREE MONTHS ENDED (UNAUDITED)	March 31	March 31
US$ MILLIONS	2003	2002

Income before non-cash items	$114	$98
Dividends from Noranda Inc.	12	12
Dividends from Nexfor Inc.	4	4

Cash flow from operations and gains	$130	$114

CONSOLIDATED STATEMENT OF CASH FLOWS

THREE MONTHS ENDED (UNAUDITED)	March 31	March 31
US$ MILLIONS	2003	2002

Operating activities
Cash flow from operations and gains	$130	$114
Commercial property gains, net of minority share	—	(20)
Net change in non-cash working capital balances	(24)	102
Other	27	(27)

	133	169

Financing activities
Corporate borrowings, net of repayments	397	(12)
Property specific mortgages, net of repayments	(46)	47
Other debt of subsidiaries, net of repayments	22	48
Corporate preferred equity issued	117	—
Common shares and equivalents repurchased	(59)	(64)
Common shares of consolidated subsidiaries repurchased	(33)	(9)
Undistributed minority share of cash flow	43	69
Shareholder distributions	(43)	(35)

	398	44

Investing activities
Investment in or sale of operating assets, net Commercial and residential properties	(71)	(15)
Power generating plants	(78)	(162)
Financial operations	(154)	3
Assets under development	(57)	(63)
Financial assets	(21)	1
Investment in Noranda Inc. and Nexfor Inc.	(16)	(4)

	(397)	(240)

Cash and cash equivalents
Increase (decrease)	134	(27)
Balance, beginning of period	332	382

Balance, end of period	$466	$355

CONSOLIDATED STATEMENT OF RETAINED EARNINGS

THREE MONTHS ENDED (UNAUDITED)	March 31	March 31
US$ MILLIONS	2003	2002

Retained earnings, beginning of period	$1,491	$1,596
Net income	56	63
Preferred equity issue costs	(3)	—
Shareholder distributions — Preferred equity	(14)	(8)
— Common equity	(29)	(27)
Amount paid in excess of the book value of common shares purchased for cancellation	(12)	(12)

Retained earnings, end of period	$1,489	$1,612

CONSOLIDATED BALANCE SHEET

	March 31	December 31	December 31
UNAUDITED	2003	2002	2002

	US$ millions		Cdn$ millions
Assets
Cash and cash equivalents	$466	$332	$525
Financial assets	739	718	1,134
Accounts receivable and other	1,341	1,348	2,130
Operating assets
Commercial properties	6,057	5,968	9,429
Power generating plants	1,549	1,480	2,338
Financial operations	1,479	1,328	2,099
Residential properties	727	650	1,028
Assets under development	1,469	1,412	2,231
Investment in Noranda Inc. and Nexfor Inc.	1,254	1,186	1,874

	$15,081	$14,422	$22,788

Liabilities
Accounts and other payables	$1,231	$1,262	$1,994
Corporate borrowings	1,432	1,035	1,635
Non-recourse borrowings
Property specific mortgages	4,991	4,992	7,887
Other debt of subsidiaries	1,907	1,867	2,950
Shareholders’ interests
Minority interests of others in assets	1,471	1,456	2,301
Preferred equity
Corporate	852	735	1,149
Subsidiaries	461	450	710
Common equity (Note 5)	2,736	2,625	4,162

	$15,081	$14,422	$22,788

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — unaudited

1. Summary of Accounting Policies

Reference is made to the most recently issued Annual Report of Brascan Corporation (the “company”), which includes information necessary or useful to understanding the company’s businesses and financial statement presentation. In particular, the company’s significant accounting policies and practices are presented as Note 1 to the Consolidated Financial Statements included in that Report, and have been consistently applied in the preparation of these interim financial statements.

     The interim financial statements are unaudited and follow the accounting policies summarized in the notes to the annual financial statements except for the changes in accounting policies described in Note 2. Financial information in this Report reflects any adjustments (consisting only of normal recurring adjustments) that are, in the opinion of management, necessary to a fair statement of results for the interim periods in accordance with Canadian generally accepted accounting principles.

     The results reported in these consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. Certain prior period amounts have been reclassified to conform to the current period’s presentation.

2 . Changes in Accounting Policies

During the first quarter of 2003, the United States dollar (“US dollar”) became the functional currency of Brascan’s Canadian operations as a result of the increase in US dollar-denominated activity of those operations as compared to prior years. Concurrent with this change in functional currency, Brascan adopted the US dollar as its reporting currency. The prior period’s financial statements have been translated into US dollars using the current rate method.

     Brascan uses a combination of its Canadian dollar long-term debt and forward exchange contracts and options for the purchase of US dollars to fully hedge its net investments in self-sustaining foreign operations. Gains or losses on these hedge instruments are reported in the same manner as exchange gains and losses from the translation of the financial statements of its self-sustaining foreign operations.

     Effective January 1, 2003, the company adopted the new accounting guideline issued by the Canadian Institute of Chartered Accountants on the Disclosure of Guarantees. This accounting guideline requires that significant guarantees and indemnification agreements provided by a guarantor be disclosed without regard to whether the guarantor will have to make any payments under the guarantees on the indemnification agreements.

3. Translation of Foreign Currencies

During the first quarter of 2003, the US dollar became the functional currency of Brascan’s Canadian operations and Brascan adopted the US dollar as its reporting currency.

     Prior to the change in reporting currency, the accounts of subsidiaries having a functional currency other than the Canadian dollar were translated using the current rate method under which assets and liabilities are translated at the exchange rate prevailing at the period-end and revenues and expenses at average rates during the period. Gains or losses on translation were not included in the consolidated statement of income but were deferred and shown as a separate item in shareholders’ equity. Gains or losses on foreign currency-denominated balances and transactions that were designated as hedges of net investments in these subsidiaries were reported in the same manner as translation adjustments.

     Subsequent to the change in reporting currency, the accounts of subsidiaries having a functional currency other than the US dollar are translated using the current rate method. Gains or losses on translation are deferred and shown as a separate item in shareholders’ equity. Gains or losses on foreign currency-denominated balances and transactions that are designated as hedges of investments in these subsidiaries are reported in the same manner as translation adjustments.

     Foreign currency-denominated monetary assets and liabilities of subsidiaries where the functional currency is the US dollar are translated at the rate of exchange prevailing at period-end. Gains or losses on translation on these items are included in the consolidated statement of income. Gains or losses on transactions which hedge these items are also included in the consolidated statement of income.

4. Guarantees and Commitments

In the normal course of operations, the company and its consolidated subsidiaries execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions, business acquisitions, sales of assets, sales of services, securitization agreements, and underwriting and agency agreements. The company has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevents us from making a reasonable estimate of the maximum potential amount we could be required to pay third parties as the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, neither the company nor its consolidated subsidiaries have made significant payments under such indemnification agreements.

     The company provides guarantees from time to time as described in Note 17 of the annual financial statements. There have been no material changes, for the period ended March 31, 2003, to the disclosures related to the guarantees and commitments as reported in the most recent annual financial statements.

5. Common Equity

The company’s common equity is comprised of the following:

	March 31	December 31
US$ MILLIONS	2003	2002

Convertible notes	$64	$64
Class A and B common shares	1,190	1,237
Retained earnings	1,489	1,491
Cumulative translation adjustment	(7)	(167)

Common equity	$2,736	$2,625

SHARES OUTSTANDING
Class A and Class B common shares issued	171,152,076	174,137,737
Unexercised options	7,940,338	6,701,708
Reserved for conversion of subordinated notes	3,105,202	3,105,202

Total fully diluted common shares	182,197,616	183,944,647

6. Stock Based Compensation

The company and its consolidated subsidiaries account for stock options using the fair value method. Under the fair value method, compensation expense for stock options that are direct awards of stock is measured at fair value at the grant date using an option pricing model and recognized over the vesting period.

     Options issued under the company’s Management Share Option Plan (“MSOP”) vest proportionately over five years and expire ten years after the grant date. The exercise price is equal to the market price at the grant date.

     During the first quarter of 2003, the company granted 1,250,000 stock options at a price of Cdn$29.80 per share. The compensation expense was calculated using the Black-Scholes model of valuation, assuming a 7.5 year term, 21% volatility, a weighted average expected dividend yield of 3.36% annually and an interest rate of 4.8%. The cost is charged against net income over the five-year vesting period of the options granted. Brascan recorded compensation expense of US$1.2 million (2002 — US$0.5 million) recorded as a charge to net income during the period in respect of options issued by Brascan and its subsidiaries.

7. Segmented Information

Revenue, cash flow from operations, net income and assets by reportable segments are as follows:

	March 31, 2003				March 31, 2002			Dec. 31, 2002

UNAUDITED		Cash flow from	Net			Cash flow from	Net
US$ MILLIONS	Revenue	Operations	Income	Assets	Revenue	Operations	Income	Assets

Commercial property operations	$251	$156	$156	$6,832	$250	$159	$159	$6,688
Power generating operations	55	36	36	1,689	49	32	32	1,588
Financial operations	109	50	50	1,479	96	42	42	1,328
Residential property operations	217	35	35	1,171	239	18	18	1,125
Resource investments	—	16	(18)	1,254	—	16	(1)	1,186
Financial assets	20	20	20	739	18	18	18	718
Corporate and other	15	10	10	1,917	53	47	47	1,789

	$667	323	289	$15,081	$705	332	315	$14,422
Interest and other unallocated expenses		193	233			218	252

Cash flow / net income		$130	$56			$114	$63

Revenue and assets by geographic segments are as follows:

	March 31, 2003		March 31, 2002	Dec. 31, 2002
UNAUDITED
US$ MILLIONS	Revenue	Assets	Revenue	Assets

Canada	$217	$5,210	$237	$5,288
United States	360	7,264	368	6,991
South America and other	90	2,607	100	2,143

Revenue	$667	$15,081	$705	$14,422

QUARTERLY FINANCIAL STATISTICS

	2003	2002				2001 (1)

US$ MILLIONS, EXCEPT PER SHARE AMOUNTS	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Total
Cash flow from operations	$130	$117	$128	$110	$114	$91	$100	$100	$97
Net income (loss)	$56	$(110)	$58	$72	$63	$30	$44	$70	$57
Common equity — book value	$2,736	$2,625	$2,902	$3,059	$2,634	$2,668	$2,739	$2,893	$2,734
Common shares outstanding	171.2	174.1	176.0	177.2	166.6	169.8	170.4	172.4	172.6

Per common share (diluted)
Cash flow from operations	$0.66	$0.57	$0.63	$0.56	$0.62	$0.48	$0.54	$0.53	$0.51
Net income (loss)	$0.23	$(0.71)	$0.25	$0.35	$0.32	$0.11	$0.23	$0.36	$0.28
Dividends	$0.17	$0.16	$0.16	$0.16	$0.16	$0.16	$0.16	$0.16	$0.16
Book value	$15.76	$14.85	$16.19	$16.80	$15.58	$15.52	$15.81	$16.40	$15.58
Market trading price (TSX) — CDN$	$29.43	$31.75	$31.71	$34.99	$34.05	$28.75	$26.24	$26.02	$25.75
Market trading price (NYSE)	$19.90	$20.50	$19.88	$22.98	$21.81	$18.35	$18.76	$17.92	$17.00

(1)	Effective December 31, 2001, Brascan commenced consolidating the results of Brookfield Properties Corporation (“Brookfield”). For comparability, the quarterly financial statistics for 2001 give effect to consolidating the results of Brookfield since January 1, 2001 at the company’s ownership level in that year. The consolidation of Brookfield has no effect on net income, net income per share or book value.

SHAREHOLDER INFORMATION

Stock Exchange Listings	Outstanding at March 31, 2003	Symbol	Stock Exchange

Class A Common Shares	171,066,956	BNN / BNN.A	New York / Toronto
Class A Preference Shares
Series 1	18,891	BNN.PR.A	Toronto
Series 2	10,465,100	BNN.PR.B	Toronto
Series 3	1,171	BNN.PR.F	Canadian Venture
Series 4	2,800,000	BNN.PR.C	Toronto
Series 8	1,049,792	BNN.PR.E	Toronto
Series 9	2,950,208	BNN.PR.G	Toronto
Series 10	10,000,000	BNN.PR.H	Toronto
Series 11	4,032,401	BNN.PR.I	Toronto
Series 12	7,000,000	BNN.PR.J	Toronto
Preferred Securities
Due 2050	5,000,000	BNN.PR.S	Toronto
Due 2051	5,000,000	BNN.PR.T	Toronto

Dividend Record and Payment Dates	Record Date	Payment Date

Class A Common Shares [1]	First day of February, May,	Last day of February, May
	August and November	August and November
Class A Preference Shares [1]
Series 1, 2,4 , 10, 11 and 12	15th day of March, June	Last day of March, June,
Series 3	September and December	September and December
	Second Wednesday of each month	Thursday following second
Wednesday of each month
Series 8	Last day of each month	12th day of following month
Series 9	15th day of January, April,	First day of February, May,
	July and October	August and November
Preferred Securities [2]	15th day of March, June	Last day of March, June
	September and December	September and December

1.	All dividends are subject to declaration by the company’s Board of Directors.

2.	These securities pay interest on a quarterly basis.

Dividend Reinvestment Plan

Registered holders of Class A common shares who are resident in Canada may elect to receive their dividends in the form of newly issued Class A common shares at a price equal to the weighted average price at which the shares traded on the Toronto Stock Exchange during the five trading days immediately preceding the payment date of such dividends.

The utilization of the Plan allows current shareholders to acquire additional shares in the company without payment of commissions. Further details on the Plan and a Participation Form can be obtained from the company’s Head Office or from its web site.

Brascan Corporation is a North American based company which owns and manages assets which generate sustainable cash flows. Current operations are largely in the real estate, power generation and financial sectors. Total assets exceed US$15 billion and include 55 premier commercial properties and 38 power generating facilities. In addition, Brascan holds investments in the resource sector. Brascan’s publicly traded securities are listed on the New York and Toronto stock exchanges.

Shareholder Enquiries

Shareholder enquiries should be directed to Katherine Vyse, Senior Vice-President, Investor Relations and Communications at 416-363-9491 or kvyse@brascancorp.com. Alternatively shareholders may contact the company at the head office:	Shareholder enquiries relating to dividends, address changes and share certificates should be directed to our Transfer Agent:

Toronto:	CIBC Mellon Trust Company

Suite 300, 181 Bay Street BCE Place, P.O. Box 762 Toronto, Ontario M5J 2T3 Telephone: 416-363-9491 Facsimile: 416-363-2856 Web Site: www.brascancorp.com e-mail: enquiries@brascancorp.com	P.O. Box 7010, Adelaide Street Postal Station
Toronto, Ontario M5C 2W9
Telephone: 416-643-5500 or
                      1-800-387-0825
                      (Toll free in Canada and U.S.A.)
Facsimile: 416-643-5501
Web Site: www.cibcmellon.com
e-mail: inquiries@cibcmellon.com

New York:

One Liberty Plaza 165 Broadway, 6th Floor New York, New York 10002 U.S.A.

Communications

We endeavour to keep our shareholders informed of our progress through a comprehensive annual report, quarterly interim reports, periodic press releases and quarterly conference calls.

Brascan maintains a web site that provides summary information on the company and ready access to our published reports, press releases, statutory filings, supplementary information and stock and dividend information.

We maintain an investor relations program to respond to enquiries in a timely manner. Management meets on a regular basis with investment analysts, financial advisors and investors to ensure that accurate information is available to investors, including quarterly conference calls and webcasts to discuss the company’s financial results. We also endeavour to ensure that the media are kept informed of developments as they occur.